SEC FILE NO. 70-7727
                             SEC FILE NO. 70-8593
                             SEC FILE NO. 70-9793
                             SEC FILE NO. 70-9941


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549



                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS



                                FirstEnergy Corp.

------------------------------------------
                                          :
      In the matter of                    :
      FirstEnergy Corp.                   :     Certificate Pursuant
                                          :     to Rule 24 of Partial
                                          :     Completion of
                                          :     Transactions
      SEC File No. 70-7727                :
      SEC File No. 70-8593                :
      SEC File No. 70-9793                :
      SEC File No. 70-9941                :
      (Public Utility Holding Company Act :
      of 1935)                            :
------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

      In August 2000, FirstEnergy Corp. (FirstEnergy) entered into an agreement to merge with GPU, Inc., (GPU) under which FirstEnergy would acquire all of the outstanding shares of GPU, Inc.'s common stock for approximately $4.5 billion in cash and FirstEnergy common stock. The merger became effective on November 7, 2001 and is being accounted for by the purchase method. As of November 7, 2001 GPU merged with and into FirstEnergy and ceased its separate existence. This filing includes the activity for the period April 1 through June 30, 2002 for FirstEnergy Generation Corp. (FirstEnergy Generation) which is an exempt wholesale generator (EWG).

      The undersigned, FirstEnergy hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the
Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-7727, 70-8593, 70-9793 and 70-9941 respectively, have been carried out in accordance with the Commission's Orders dated October 29, 2001, December 19, 2000, December 22, 1997, November 16, 1995, June 14, 1995,
December 28, 1994, September 12, 1994, December 18, 1992, and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-7727, and the Commission's Orders dated December 26, 2000, December 22, 1997, November 5, 1997, March 6, 1996, January 19, 1996 and July 6, 1995 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593, as follows.


1.    Guarantees Issued
      -----------------

      As successor-by-merger to GPU, FirstEnergy assumed all obligations of GPU under the following guarantees which were outstanding during the period April 1, 2002 through June 30, 2002:

      (a) Guaranty dated September 1, 1999 for up to $21.3 million in connection with the conversion of a construction loan to a term loan for the Termobarranquilla (TEBSA) project in Colombia. This guarantee expires four years after the loan conversion date (September 2003).

      (b) Guarantee of the obligations of GPUI Colombia Ltd., and International Power Advisors, Inc. (the Operators), both of which are subsidiaries of GPU Power, Inc. (GPU Power), which is a wholly-owned subsidiary of FirstEnergy, under the operations and maintenance agreement (O&M Agreement) in the TEBSA project. The liability of the Operators under the O&M Agreement is $5.9 million.

      (c) Guaranty to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $8.1 million) or $10 million, to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the project lease or chooses not to renew the lease after its initial 11-year term, which expires in August 2004. Lake Cogen, Ltd. is a former subsidiary of GPU International, Inc., which was sold by GPU to Aquila Energy Corporation (Aquila) in December 2000. Aquila has indemnified FirstEnergy for any losses which FirstEnergy may incur under this guaranty.

2.    Investments by FirstEnergy in Exempt Wholesale Generators
      ----------------------------------------------------------
      and Foreign Utility Companies, and Percentage of Equity Ownership
      -----------------------------------------------------------------

      Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by FirstEnergy, as of June 30, 2002 in EWGs and foreign utility companies (FUCOs), as well as the percentage of equity ownership.

                             First      First      Owners not affiliated with
                            Energy's   Energy's %         FirstEnergy
                  FUCO     Investment   Equity     --------------------------
Associate          or      at 6/30/02   Owner-                        Type of
 Company          EWG        ($000)      ship      Name of Entity     Entity
---------         ----     ----------  -------     ---------------    ------

Empresa           EWG         29,603    50%     AFP Prevision BBV     Foreign
Guaracachi S.A.                                 AFP Futuro de Bolivia Foreign

Guaracachi        EWG         50,489*  100%     Not Applicable        N/A
America, Inc.

GPU Power, Inc.   EWG        150,618*  100%     Not Applicable        N/A

EI International  EWG          1,224*  100%     Not Applicable        N/A

GPUI Colombia,    EWG          1,560*  100%     Not Applicable        N/A
Ltda.

Midlands          FUCO        56,138    20%     Aquilla, Inc.         Domestic
Electricity plc
(Midlands)

Termobarranquilla EWG         92,004    29%     ABB Energy Ventures,  Foreign
S.A.                                             Inc.
                                                Lancaster Steel       Foreign
                                                Distral Group         Foreign
                                                 Corp. Electrica      Foreign
                                                 De la Costa
                                                 Atlantica

EI Barranquilla,  EWG         41,450*  100%     Not Applicable         N/A
Inc.

Barranquilla      EWG         43,965*  100%     Not Applicable         N/A
Lease Holdings,
Inc.

Los Amigos        EWG             12*  100%     Not Applicable         N/A
Leasing Company,
Ltd.

GPUI              EWG            N/A**  N/A     Not Applicable         N/A
International
Asia, Inc.

International
Power Advisors,
Inc.              EWG          3,962*  100%     Not Applicable          N/A

                              First     First      Owners not affiliated with
                             Energy's  Energy's %         First Energy
                  FUCO     Investment   Equity     --------------------------
Associate          or      at 6/30/02   Owner-                       Type of
 Company          EWG        ($000)     ship       Name of Entity     Entity
---------         ----     ----------   -----      --------------     ------

Empresa
Distribuidora
Electrica
Regional,S.A.     FUCO       361,440   100%        Not Applicable      N/A

FE Generation
Corp.             EWG        682,939   100%        Not Applicable      N/A
                           ---------

Total Aggregate
Investment in
EWGs & FUCOs *            $1,222,124
                           =========

(*) FirstEnergy's aggregate investment does not include the items shown with asterisks in order to avoid duplication.

(**)  Dissolved in June 2002.

      As of June 30, 2002, FirstEnergy also owned, directly or indirectly, a 100% interest in each of the following EWGs, in which its aggregate investment did not exceed $10,000: GPU Power Ireland, Inc.; GPU Power Philippines, Inc.; and Hanover Energy Corporation. Austin Cogen Partners, LP and Austin Cogen Corp. were dissolved during June 2002.

      In accordance with Orders dated July 6, 1995 and March 6, 1996 in SEC File No. 70-8593, and Orders dated October 29, 2001 in SEC File No. 70-9793 and 70-9941 and in addition to the reimbursement agreements described in item 1 above, the following is reported:


1.    Financial Statements
      --------------------

      A copy of FirstEnergy Solutions Corp., (FirstEnergy Solutions) GPU Capital, Inc.'s (GPU Capital) and GPU Power's unaudited Consolidated Balance Sheets as of June 30, 2002 and unaudited Consolidated Statements of Operations for the twelve months ended June 30, 2002 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

      FirstEnergy Solutions is a wholly-owned subsidiary of FirstEnergy and is a natural gas and power marketer in both the wholesale and retail markets.

      GPU Capital was incorporated to secure financing to prepay indebtedness of certain subsidiaries of GPU Electric, Inc. (GPU Electric), and for working capital purposes including investments and acquisitions. A capital contribution was made to GPU Capital of all of the issued and outstanding common stock of GPU Electric, which then became a wholly-owned subsidiary of GPU Capital. GPU Capital is a wholly-owned subsidiary of FirstEnergy.

      GPU Capital and GPU Electric own and operate electric transmission and distribution systems outside the United States and will be referred to as "GPU Electric."


2.    Investments in Exempt Entities
      ------------------------------
      In July 1999, GPU Electric became the 100% owner (formerly 50% owner) of Avon Energy Partners Holdings, Inc. (Avon) by acquiring the additional 50% ownership interest for British pounds (BP) 452.5 million (approximately US $714 million). Accordingly, GPU Electric became the sole owner of Midlands' electric distribution and contracting businesses as well as independent power plants worldwide. The acquisition was financed at that time through a US $250 million equity contribution, the issuance of US $50 million of commercial paper by GPU Capital, and a two-year BP 245 million (approximately US $357 million) credit agreement entered into by EI UK Holdings (EI UK), a wholly owned subsidiary of GPU Electric.

      In March 2002, FirstEnergy announced that it had finalized terms of a joint venture agreement with Aquila, Inc. (formerly Utilicorp United) for Aqulla to acquire partial ownership of Avon. Accordingly, on May 8, 2002 Aquila acquired a 79.9 percent interest in Avon for approximately $1.9 billion including the assumption of $1.7 billion of debt. FirstEnergy (through GPU Electric) and Aquilla together own all of the outstanding shares of Avon through a jointly owned subsidiary, Aquilla Sterling Holdings, Inc. (ASH) with each company having a 50 percent voting interest. FirstEnergy's investment in ASH is held by EI UK.

      In 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa), an Argentine holding company, for $375 million. The acquisition was financed at that time through the issuance of commercial paper by GPU Capital and a $50 million capital contribution.

      All of the acquisition debt associated with FirstEnergy's ownership of the above mentioned FUCOs has been retired.


3.    Description of Exempt Entities in Which There are Funds Invested
      ----------------------------------------------------------------

FirstEnergy Generation Corp.
----------------------------

      FirstEnergy Generation, incorporated in October 2000, is a wholly owned subsidiary of First Energy Solutions. FirstEnergy Generation operates fossil fuel plants and a pumped storage plant, most of which is leased from the FirstEnergy Solutions companies and sells all of its output at wholesale prices to FirstEnergy Solutions.

Empresa Guaracachi, S.A.
------------------------

      In July 1995, GPU Power, through Guaracachi America, Inc. acquired from the Bolivian Government a 50% interest in Empresa Guaracachi, S.A.(EGSA). EGSA has an aggregate capacity of 338 MW of natural gas-fired and oil-fired generation facilities located in Bolivia in and around the cities of Santa Cruz, Sucre and Potosi which represents more than one-third of Bolivia's generation capacity.

Termobarranquilla, S.A.
-----------------------

      In October 1995, GPU Power, through EI Barranquilla, Inc., acquired a 29% interest in Termobarranquilla, S.A., Empresa de Servicios Publicos (TEBSA). TEBSA has an aggregate capacity of 890 MW of gas-fired generation facilities located near Barranquilla, Colombia. Electricity generated by these facilities is sold to Corporacion Electrica de la Costa Atlantica under a long-term (20.5 years) contract.

Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.
----------------------------------------------------------------------

      Barranquilla Lease Holdings, Inc., a subsidiary of GPU Power, through its wholly-owned subsidiary Los Amigos Leasing Company, Ltd. (Leaseco), owns and leases to TEBSA equipment in generation facilities constructed and operated by TEBSA. The lease provides for TEBSA to make monthly lease payments to Leaseco through September 2011.

Midlands
--------

      Midlands distributes electricity to 2.3 million customers in England in an area with a population of five million. Midlands also owns an independent power production business that generates electricity in England and internationally.

Emdersa
-------

      Emdersa  owns three  electric  distribution  companies  that  serve  three provinces in northwest Argentina. The three distribution companies serve approximately 335,000 customers throughout a service territory of approximately 124,300 square miles. The provinces have a total population of about 1.5 million.


4.    Services Obtained From Associated Companies
      -------------------------------------------

      FirstEnergy Generation received administrative and construction services from associate companies (primarily FirstEnergy Service Company) in the amount of $16,773,456 for the three months ended June 30, 2002. GPU Service, Inc. provided administrative services to GPU Power and GPU Electric in the amount of $265,302 and $247,507 respectively, for the three months ended June 30, 2002 in support of operations and management activities.


5.    Services Provided to Associated Companies
      -----------------------------------------

      A description of services provided by FirstEnergy Generation and GPU Power to associate companies during the period April 1, 2002 through June 30, 2002 will be filed separately under a request for confidential treatment under Rule 104(b). GPU Electric did not provide any services to associate companies during this reporting period.

      In accordance with the Commission's Order dated November 5, 1997 in SEC File No. 70-8593, and the Order dated October 29, 2001 in SEC File No. 70-9793 and 70-9941 the following is reported:

a) FirstEnergy's aggregate investment includes all amounts invested, or committed to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, FirstEnergy's aggregate investment as of June 30, 2002 is as follows:

                                                      (In Thousands)
FUCOs                                                 --------------
-----

Midlands Electricity plc                              $      56,138
Emdersa                                                     361,440
                                                          ---------
      Subtotal                                              417,578
                                                          ---------

EWG
---

FE Generation Corp.                                   $     682,939
Termobarranquilla, S.A.                                      92,004
Empresa Guaracachi, S.A.                                     29,603
                                                          ---------
      Subtotal                                              804,546
                                                          ---------
      Aggregate Investment in FUCOs and EWGs          $   1,222,124
                                                          =========

b) As of June 30,2002 FirstEnergy's Aggregate Investment in FUCOs and EWGs (in thousands) is $1,222,124.

Aggregate Investment as a Percentage of FirstEnergy and Subsidiary Companies:
----------------------------------------------------------------------------

Total capitalization                $ 22,469,054                   5.4%
Net utility plant                   $ 12,483,929                   9.8%
Total consolidated assets           $ 34,279,588                   3.6%
Market value of common equity       $  9,935,099                  12.3%

c) FirstEnergy and Subsidiary Companies Consolidated Capitalization Ratios as of June 30, 2002:

                                       Amount (000's)                %
                                       --------------                -

Common equity                       $  7,565,454                    33.7
Cumulative preferred stock               569,474                     2.5
Subsidiary-obligated mandatorily
  redeemable preferred securities        529,658                     2.4
Subsidiary-obligated trust
  preferred securities                       -                        -
Long-term debt                        13,149,059                    58.5
Notes payable                            655,409                     2.9
                                     -----------                   -----

      Total capitalization          $ 22,469,054                   100.0%
                                     ===========                   =====

d) Market-to-book ratio of FirstEnergy and Subsidiary Companies common stock at June 30, 2002:

Closing Market Price per Share                                  $  33.38
Book Value per Share                                            $  25.72
Market-to Book Ratio of Common Stock                               129.8%

e)   Analysis of Growth in Retained  Earnings for  FirstEnergy  and Subsidiary
Companies:

                                                                (In Thousands)
                                                                --------------

Retained Earnings as of  6/30/02                                  $1,652,006
Retained Earnings as of 12/31/01                                   1,521,805
                                                                   ---------
Growth in Retained Earnings                                       $  130,201
                                                                   =========

Analysis of Growth in Retained Earnings:
---------------------------------------

Income contribution from regulated utility companies              $  430,671
Income contribution from FUCOs/EWGs                                   59,340
Income contribution from all other companies                         (38,360)
FirstEnergy Holding and Service companies                           (101,848)
Cash dividends declared on common stock                             (219,602)
                                                                    --------
Growth in Retained Earnings                                       $  130,201
                                                                   ==========


f) Statements of Operations for the period ended June 30, 2002 for the following Project Parents and Exempt Entities will be filed separately under a request for confidential treatment under Rule 104 (b):

               Termobarranquilla, S.A.
               GPUI Colombia, Ltda.
               Empresa Guaracachi, S.A.
               FirstEnergy Generation Corp.
               GPU International Australia Pty., Ltd.
               Emdersa
               Midlands Electricity plc

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                       FirstEnergy Corp.


                                       By:/s/ Harvey L. Wagner
                                          --------------------
                                       Harvey L. Wagner
                                       Vice President, Controller
                                       and Chief Accounting Officer


Date: August 29, 2002

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